
April 21, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Seritage Growth Properties**
> **Registration Statement on Form S-1**
> **Filed April 1, 2015**
> **File No. 333-203163**

Dear Mr. Riecker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comment 1 in our letter dated February 20, 2015 and comment 1 in our letter dated March 27, 2015. We continue to evaluate your responses.

2. We note your disclosure that General Growth Properties, Inc. will purchase shares in a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

3. Please tell us how you complied with Regulation S-X, or tell us how you determined it was not necessary to provide audited financial statements for your acquisition of the 50% investment in the GGP JV. In addition, please tell us what financial information you plan to provide in a subsequent amendment regarding these additional 12 properties.

Questions and Answers about the Company and the Rights Offering, page 6

What is the GGP JV?, page 11

4. Please revise your filing to disclose the amount that the registrant will pay Sears Holding for the 50% investment in the GGP JV.

5. Please expand your disclosure of the GGP JV in an appropriate section of the prospectus to describe its terms in additional detail, including greater detail on the operation of the joint venture, the fees to be paid to GGP and the number or percentage of properties not leased to Sears. Please also include the joint venture agreement and the JV Master Lease as exhibits to the registration statement or tell us why they are not required to be filed.

Unaudited Pro Forma Consolidated Financial Data, page 62

6. We note your response to comment 9 in our letter dated January 16, 2015 and your response to comment 4 in our letter dated February 20, 2015. We are unable to concur with your determination that it is appropriate to account for the assets to be acquired from Sears Holdings at historical cost. Please revise your filing accordingly. Alternatively, if you continue to believe that historical cost is appropriate, please provide additional information supporting your conclusion.

Notes to Unaudited Pro Forma Consolidated Financial Information, page 65

7. We note your adjustment (g). Please revise your filing to disclose how you will account for your acquisition of your 50% investment in the GGP JV. Additionally, within your response, please tell us your basis in U.S. GAAP for such accounting.

Business and Properties, page 72

8. We note your disclosure that "a few" of the Acquired Properties are subject to ground leases. Please quantify the number of properties subject to ground leases.

Unrelated Third-Party Leases, page 74

9. We note your disclosure that in the event that the lease agreement between Sears Holdings and Lands' End terminates, Sears Holdings will be obligated to pay the base rent of the affected properties to you. Please revise to clarify that the determination of base rent is dictated by the terms of the Master Lease.

10. In addition, we note your disclosure on page 88 that there are 73 Lands' End locations. Please consider providing disclosure on the amount and percentage of total annual rent the Lands' End leases account for and the amount of rent that would be reduced in the event that the lease agreement between Sears and Lands' End terminates.

Properties Under Development, page 86

11. Please consider providing disclosure that briefly describes the scope of the development, the anticipated completion date, the costs incurred to date and budgeted costs.

Diversification by Geography, page 88

12. We note that you have included the JV Properties in your geographic diversification table. Please present the JV Properties' geographic diversion separately from the Acquired Properties.

Lease Expirations, page 89

13. Please include a schedule of lease expirations for your JV Properties or advise.

14. We note your disclosure in footnote (d) on page 90. Please tell us why you have excluded the leased property in Clive, IA from the schedule of lease expirations.

Draft Tax Opinion

15. We note that counsel has examined a Representation Letter from the Company and that it assumes that the statements and representations contained therein are complete and correct. Please have counsel revise to clarify that such assumption is limited to factual matters only or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Sebastian L Fain